

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 12, 2009

Via U.S. Mail and Fax (360-828-0701)
Mr. James D. Miller
Vice President-Finance, Treasurer and Secretary
Barrett Business Services, Inc.
8100 NE Parkway Drive, Suite 200
Vancouver, WA 98662

> **Re: Barrett Business Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 033-61804**

Dear Mr. Miller:

The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director